EXHIBIT 4.1

November 01, 2023

Invesco Capital Markets, Inc.
11 Greenway Plaza

Houston, Texas 77046-1173

Invesco Unit Trusts, Series 2323

Dear Sirs:

The Bank of New York Mellon is acting as trustee for the Invesco Unit Trusts, Series 2323 set forth above (the “Trust”). We enclose a list of securities to be deposited in the Trust on the date hereof. The prices indicated therein reflect our evaluation of such Securities as of the close of business on October 31, 2023 in accordance with the valuation method set forth in the Standard Terms and conditions of Trust. We consent to the reference to The Bank of New York Mellon as the party performing the evaluations of the Trust Securities in the Registration Statement (No. 333-274463) filed with the Securities and Exchange Commission with respect to the registration of the sale of the Trust Units and to the filing of this consent as an exhibit thereto.

Very truly yours,

/s/ Andrew Wynn Vice President